Trans-Orient Petroleum Presenting at Calgary Investor Conference

Small-cap conference provides Trans-Orient the opportunity to bring greater awareness to the Company’s Waipawa-Whangai fractured oil-shale play

Vancouver, British Columbia – Canada Newswire– April 3, 2008 – Canadian-based oil and gas exploration company Trans-Orient Petroleum Ltd. (OTCBB/TOPLF) is pleased to announce today that it will deliver a presentation at the Annual Small-Cap Conference Series in Calgary, Alberta. Drew Cadenhead, Chief Operating Officer, Trans-Orient Petroleum Ltd. is scheduled to present to investment representatives on Saturday, April 5th at 10:50 a.m. MDT at the Artists of the World Conference Centre in Calgary.

"As this is Trans-Orient’s first public forum presentation since the acquisition of our fractured shale project in New Zealand, we look forward to introducing our company to some of the country's top investors," said Mr. Cadenhead. "In light of a number of shale developments gaining momentum and the recent surge of interest in the financial community, Trans-Orient looks forward to presenting its strategy, achievements and future growth plans."

Trans-Orient Petroleum Ltd. (http://www.transorient.com/) holds a 100% interest in two under explored exploration permit areas totaling approximately 2.2 million onshore acres of the East Coast Basin of New Zealand; the acreage contains several exploration play types with significant undiscovered resource potential, including an unconventional opportunity targeting the Waipawa Black Shale and Whaingai fractured shale formations which are widespread and thickly developed across the acreage. For further information on Trans-Orients fractured shale project please visit: http://www.transorient.com/fractured-shale.asp

Dan Brown +1.604.682.6496
dbrown@iremco.com
http://www.transorient.com

The term "undiscovered resources" refers to those quantities of oil and gas estimated, on a given date, to be contained in accumulations not yet discovered. There is no certainty that any portion of the undiscovered resources will be discovered or that, if discovered, it will be economically viable or technically feasible to produce.

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.